Exhibit 99.1

[CTI Holdings S.A. Letterhead]

Buenos Aires, February 28, 2003

National Securities Commission
25 de Mayo 175
Buenos Aires

Re: CTI Holdings S.A.
Regulations of the CNV - Transparency in Public Offerings

In my capacity as the person responsible for Public Relations for CTI Holdings, S.A. ("CTI Holdings"), having evidenced that capacity and maintaining legal domicile at Hipolito Yrigoyen 1628 2nd Floor, Buenos Aires (Fax 4375 2580), and in compliance with the applicable regulations, I inform this National Securities Commission ("CNV") that on February 28, 2003 the shareholders of CTI Holdings, GTE Mobile Communications International Incorporated, Argentina Holding LLC, Latin America Holding LLC, BFICP/CTI LDC, BFIOCP/CTI LDC and BFIFIP/CTI LDC, entered into an agreement with Coinmov S.A., a company organized under the laws of the Republic of Argentina and subsidiary of Coinvest Inversiones S.A. for the sale and purchase of shares, under which and subject to its terms and conditions, all their shareholdings in CTI Holdings, which represent 95.73% of the capital and voting stock of CTI Holdings will be assigned, sold and transferred to Coinmov, S.A. (the "Transfer of Control").

The Transfer of Control will be completed once, among other things, the respective approvals by the Ministry of Communications and the National Antitrust Commission are obtained and simultaneously with the transfer by Morgan Grenfell & Co. Limited to Coinmov S.A. of its shareholding in CTI Holdings representing the remaining 4.27% of the capital and voting stock of CTI Holdings.

Based on the foregoing, I ask that you consider the information presented in this letter and deem the requirements of the current rules to have been met.

Sincerely

Martin G. Rios
Director, Public Relations